SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 25, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Mario Azevedo de Arruda Sampaio

Head of Capital Markets and Investor Relations

SABESP announces 2015 results

São Paulo, March 25, 2016 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP(BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its 2015 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2014.

SBSP3: R$ 23.10/share SBS: US$ 6.16 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 15.7 billion Closing quote: 03/24/2016

1.    Financial highlights

		R$ million
		2015	2014	Chg. (R$)%		4Q15	4Q14 Chg. (R$)%
	Gross operating revenue	8,946.8	8,905.4	41.4	0.5	2,567.9	2,071.2	496.7	24.0
	Construction revenue	3,336.7	2,918.0	418.7	14.3	828.3	908.3	(80.0)	(8.8)
	COFINS and PASEP taxes	(571.9)	(610.2)	38.3	(6.3)	(173.1)	(135.9)	(37.2)	27.4
(=)	Net operating revenue	11,711.6	11,213.2	498.4	4.4	3,223.1	2,843.6	379.5	13.3
	Costs and expenses	(5,550.1)	(6,441.1)	891.0	(13.8)	(1,725.0)	(1,733.7)	8.7	(0.5)
	Construction costs	(3,263.8)	(2,855.5)	(408.3)	14.3	(809.2)	(888.6)	79.4	(8.9)
	Equity result	2.5	(2.4)	4.9	(204.2)	2.9	(1.0)	3.9	(390.0)
	Other operating revenue (expenses), net	143.8	(3.5)	147.3	(4,208.6)	45.6	40.5	5.1	12.6
(=)	Earnings before financial result, income tax and social contribution	3,044.0	1,910.7	1,133.3	59.3	737.4	260.8	476.6	182.7
	Financial result	(2,456.5)	(635.9)	(1,820.6)	286.3	(86.7)	(304.0)	217.3	(71.5)
(=)	Earnings before income tax and social contribution	587.5	1,274.8	(687.3)	(53.9)	650.7	(43.2)	693.9	(1,606.2)
	Income tax and social contribution	(51.2)	(371.8)	320.6	(86.2)	(189.8)	74.6	(264.4)	(354.4)
(=)	Net income	536.3	903.0	(366.7)	(40.6)	460.9	31.4	429.5	1,367.8
	Earnings per share* (R$)	0.78	1.32			0.67	0.05
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million
		2015	2014	Chg. (R$)%		4Q15	4Q14	Chg. (R$)%
	Net income	536.3	903.0	(366.7)	(40.6)	460.9	31.4	429.5	1,367.8
	Income tax and social contribution	51.2	371.8	(320.6)	(86.2)	189.8	(74.6)	264.4	(354.4)
	Financial result	2,456.5	635.9	1,820.6	286.3	86.7	304.0	(217.3)	(71.5)
	Other operating revenues (expenses), net	(143.8)	3.5	(147.3)	(4,208.6)	(45.6)	(40.5)	(5.1)	12.6
(=)	Adjusted EBIT*	2,900.2	1,914.2	986.0	51.5	691.8	220.3	471.5	214.0
	Depreciation and amortization	1,074.1	1,004.5	69.6	6.9	265.4	278.4	(13.0)	(4.7)
(=)	Adjusted EBITDA **	3,974.3	2,918.7	1,055.6	36.2	957.2	498.7	458.5	91.9
	(%) Adjusted EBITDA margin	33.9	26.0			29.7	17.5
* Total shares = 683,509,869

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 2015, net operating revenue, including construction revenue, reached R$ 11.7 billion; a 4.4% increase compared to 2014.

Costs and expenses, including construction costs, totaled R$ 8.8 billion, 5.2% lower than the R$ 9.3 billion recorded in 2014.

Adjusted EBIT, in the amount of R$ 2.9 billion, grew 51.5% from R$ 1.9 billion recorded in the previous year.

Adjusted EBITDA, in the amount of R$ 4.0 billion, increased 36.2% from R$ 2.9 billion recorded in 2014.

The adjusted EBITDA margin was 33.9% in 2015, versus 26.0% in 2014. Excluding construction revenues and construction costs, the adjusted EBITDA margin was 46.6% in 2015 (34.4% in 2014).

In 2015 the Company recorded a net income of R$ 536.3 million, in comparison to a net income of R$ 903.0 million in 2014.

2. Gross operating revenue

Gross operating revenue from water and sewage, not including construction revenue, totaled R$ 8.9 billion, an increase of R$ 41.4 million or 0.5%, when compared to the R$ 8.9 billion recorded in 2014.

The main factors that led to this variation were:

•         6.5% repositioning tariff index since December 2014;

•         15.2% tariff increase (7.8% ordinary tariff adjustment and 6.9% extraordinary tariff revision) since June 2015; and

•         Application of contingency tariff, with a R$ 499.7 million impact in 2015.

The increase in gross operating revenue was mitigated by:

•         Bonus granted within the Water Consumption Reduction Incentive Program, with a R$ 926.1 million impact in 2015, versus the R$ 376.4 million granted in 2014, leading to a decrease of 6.2% in gross operating revenue; and

•         Decrease of 6.8% in the Company’s total billed volume (8.0% in water and 5.2% in sewage).

3. Construction revenue

Construction revenue increased R$ 418.7 million or 14.3%, when compared to the previous year. The variation was mainly due to higher investments in the municipalities served by the Company.

4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter and year-to-date, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
	Water				Sewage		Water + Sewage
Category	2015	2014	%	2015	2014	%	2015	2014	%
Residential	1,465.0	1,548.6	(5.4)	1,232.1	1,292.7	(4.7)	2,697.1	2,841.3	(5.1)
Commercial	160.0	172.6	(7.3)	151.9	162.4	(6.5)	311.9	335.0	(6.9)
Industrial	32.6	38.9	(16.2)	38.9	43.0	(9.5)	71.5	81.9	(12.7)
Public	40.6	51.7	(21.5)	33.4	39.9	(16.3)	74.0	91.6	(19.2)
Total retail	1,698.2	1,811.8	(6.3)	1,456.3	1,538.0	(5.3)	3,154.5	3,349.8	(5.8)
Wholesale (3)	215.5	269.1	(19.9)	24.4	24.2	0.8	239.9	293.3	(18.2)
Total	1,913.7	2,080.9	(8.0)	1,480.7	1,562.2	(5.2)	3,394.4	3,643.1	(6.8)
	4Q15	4Q14%		4Q15	4Q14%		4Q15	4Q14%
Residential	374.9	376.4	(0.4)	316.0	314.9	0.3	690.9	691.3	(0.1)
Commercial	40.5	42.4	(4.5)	38.5	40.0	(3.8)	79.0	82.4	(4.1)
Industrial	8.0	9.3	(14.0)	9.7	10.4	(6.7)	17.7	19.7	(10.2)
Public	9.8	11.8	(16.9)	8.6	9.1	(5.5)	18.4	20.9	(12.0)
Total retail	433.2	439.9	(1.5)	372.8	374.4	(0.4)	806.0	814.3	(1.0)
Wholesale (3)	50.7	61.1	(17.0)	6.1	5.2	17.3	56.8	66.3	(14.3)
Total	483.9	501.0	(3.4)	378.9	379.6	(0.2)	862.8	880.6	(2.0)

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2015	2014	%	2015	2014	%	2015	2014	%
Metropolitan	1,084.3	1,172.4	(7.5)	939.1	1,005.4	(6.6)	2,023.4	2,177.8	(7.1)
Regional (2)	613.9	639.4	(4.0)	517.2	532.6	(2.9)	1,131.1	1,172.0	(3.5)
Total retail	1,698.2	1,811.8	(6.3)	1,456.3	1,538.0	(5.3)	3,154.5	3,349.8	(5.8)
Wholesale (3)	215.5	269.1	(19.9)	24.4	24.2	0.8	239.9	293.3	(18.2)
Total	1,913.7	2,080.9	(8.0)	1,480.7	1,562.2	(5.2)	3,394.4	3,643.1	(6.8)
	4Q15	4Q14%		4Q15	4Q14%		4Q15	4Q14%
Metropolitan	277.6	281.2	(1.3)	240.8	242.2	(0.6)	518.4	523.4	(1.0)
Regional (2)	155.6	158.7	(2.0)	132.0	132.2	(0.2)	287.6	290.9	(1.1)
Total retail	433.2	439.9	(1.5)	372.8	374.4	(0.4)	806.0	814.3	(1.0)
Wholesale (3)	50.7	61.1	(17.0)	6.1	5.2	17.3	56.8	66.3	(14.3)
Total	483.9	501.0	(3.4)	378.9	379.6	(0.2)	862.8	880.6	(2.0)
(1) Unaudited
(2) Including coastal and interior region
(3) Reused water volume and non-domestic sewage are included in

5. Costs, administrative, selling and construction expenses

In 2015, costs, administrative, selling and construction expenses, dropped 5.2% (R$ 482.7 million). Excluding construction costs, total costs and expenses dropped by 13.8%. As a percentage of net revenue, costs and expenses were 82.9% in 2014 and 75.3% in 2015.

R$ million
	2015	2014	Chg. (R$)%		4Q15	4Q14	Chg. (R$)%
Payroll and benefits	2,193.7	2,123.3	70.4	3.3	578.3	539.3	39.0	7.2
Supplies	178.6	202.1	(23.5)	(11.6)	44.9	53.4	(8.5)	(15.9)
Treatment supplies	269.3	261.2	8.1	3.1	70.5	61.3	9.2	15.0
Services	1,162.6	1,314.9	(152.3)	(11.6)	300.1	347.6	(47.5)	(13.7)
Electric power	817.5	599.1	218.4	36.5	230.1	158.2	71.9	45.4
General expenses	466.7	719.7	(253.0)	(35.2)	219.1	189.4	29.7	15.7
Tax expenses	81.5	76.7	4.8	6.3	23.6	21.2	2.4	11.3
São Paulo state government reimbursement	(696.3)	-	(696.3)	-	-	-	-	-
Sub-total	4,473.6	5,297.0	(823.4)	(15.5)	1,466.6	1,370.4	96.2	7.0
Depreciation and amortization	1,074.1	1,004.5	69.6	6.9	265.4	278.4	(13.0)	(4.7)
Credit write-offs	2.4	139.6	(137.2)	(98.3)	(7.0)	84.9	(91.9)	(108.2)
Sub-total	1,076.5	1,144.1	(67.6)	(5.9)	258.4	363.3	(104.9)	(28.9)
Costs, administrative and selling expenses	5,550.1	6,441.1	(891.0)	(13.8)	1,725.0	1,733.7	(8.7)	(0.5)
Construction costs	3,263.8	2,855.5	408.3	14.3	809.2	888.6	(79.4)	(8.9)
Costs, adm., selling and construction expenses	8,813.9	9,296.6	(482.7)	(5.2)	2,534.2	2,622.3	(88.1)	(3.4)
% of net revenue	75.3	82.9			78.6	92.2

5.1. Payroll and benefits

In 2015 payroll and benefits increased R$ 70.4 million or 3.3%, due to the following:

•         R$ 58.9 million in the provision for the pension plan, arising from changes in actuarial assumptions;

•         R$ 49.8 million, mainly due to the average wage increase of 9.7% in May 2015 and by the application of 1% related to the career and wage plan, since July 2015; and

•         R$ 12.1 million, due to the adjustment in healthcare expenses since July 2015.

Despite the above factors, there was a decrease of R$ 46.8 million, due to the smaller number of employees entitled to retirement (TAC).

 5.2. Supplies

In 2015, expenses with supplies decreased R$ 23.5 million or 11.6%, from R$ 202.1 million to R$ 178.6 million, mostly due to lower use of materials in preventive and corrective maintenance in water and sewage systems, expansion of computerized systems and conservation of properties and installations, in the amount of R$ 21.7 million.

5.3. Treatment supplies

Increase of R$ 8.1 million or 3.1%, mainly due to higher consumption of Polyelectrolyte, in the amount of R$ 6.6 million, at the Barueri Sewage Treatment Station.

5.4. Services

Services expenses, in the amount of R$ 1,162.6 million, dropped R$ 152.3 million or 11.6%, in comparison to R$ 1,314.9 million in 2014. The main factors that led to this decrease were:

•         Advertising campaigns, in the amount of R$ 67.4 million, mainly due to the intensification in 2014, for the rational use of water;

•         Lower expenses with water and sewage systems maintenance, in the amount of R$ 17.1 million;

•         Booking of non-recurring legal services in 2014, in the amount of R$ 13.0 million, related to lawsuits referring to the collection of debt from the municipality of Diadema, in which there was a court settlement for the provision of services in the municipality;

•         R$ 11.8 million drop with contracts for credit recovery; and

•         Lower expenses with the Program for the Rational Use of Water in 2015, in the amount of R$ 9.9 million, due to the intensification of the program in 2014 when the water crisis started.

5.5. Electric power

Electric power expenses totaled R$ 817.5 million, an increase of R$ 218.4 million or 36.5% in comparison to the R$ 599.1 million in 2014, chiefly due to the following:

•         Average increase of 63.1% in the regulated market tariffs, with a 7.9% decrease in consumption; and

•         Average increase of 161.0% in the grid market tariffs (TUSD), with a 13.3% decrease in consumption.

The increases were partially offset by the 4.1% drop in tariffs and the 1.0% drop in the free market consumption.

In 2015 the regulated market accounted for 38.1% of the total electric power consumed by the Company, the free market accounted for 32.6% and the grid market accounted for 29.3% of total consumption.

5.6. General expenses

General expenses dropped R$ 253.0 million or 35.2%, totaling R$ 466.7 million, versus the R$ 719.7 million recorded in 2014 mainly due to:

•         R$ 185.5 million decrease in the provision for lawsuits, mainly arising from court decisions in favor of the Company;

•         Reversal of the provision, totaling R$ 17.9 million, related to the recovery of amounts with the Government of the State of São Paulo – GESP due to the disposal of employees; and

•         Lower provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 17.3 million, as a result of the decrease in revenues with the municipality of São Paulo.

5.7. São Paulo state government reimbursement

In 2015, the Company entered into an agreement with the São Paulo state government to receive the undisputed amount, related to the state’s debt with the Company, for the payment of the benefits to former employees (G0) dealt with by state Law #4,819, of August 26, 1958, that generated a credit in the result in the amount of R$ 696.3 million.

5.8. Depreciation and amortization

R$ 69.6 million increase or 6.9%, reaching R$ 1,074.1 million in comparison to the R$ 1,004.5 million recorded in 2014, largely due to the beginning of operations of intangible assets, in the amount of R$ 1.8 billion.

5.9. Credit write-offs

Credit write-offs decreased R$ 137.2 million, especially due to the reversal of the provision for losses with the municipality of Guarulhos, as a result of the receipt of court-ordered debt payments in cash.

6. Other operating revenues and expenses, net

Other net operational revenues and expenses reported an upturn of R$ 147.3 million, mainly due to the following:

•         An increase of R$ 81.6 million in other operating revenues, largely due to the sale of real estate, totaling R$ 48.4 million, and the proceeds of R$ 42.0 million related to the Depollution Program of Hydrographic Basins; and

•         A decrease of R$ 65.7 million on other operating expenses, as a result of higher provision for the write-off of works, projects and obsolete goods in 2014, in the amount of R$ 58.8 million.

7. Financial result

R$ million
	2015	2014	Chg.	%
Financial expenses, net of revenues	(435.4)	(212.0)	(223.4)	105.4
Net monetary and exchange variation	(2,021.1)	(423.9)	(1,597.2)	376.8
Financial result	(2,456.5)	(635.9)	(1,820.6)	286.3

7.1. Financial revenues and expenses

R$ million
	2015	2014	Chg.	%
Financial expenses
Interest and charges on international loans and financing	(127.3)	(92.2)	(35.1)	38.1
Interest and charges on domestic loans and financing	(326.3)	(272.9)	(53.4)	19.6
Other financial expenses	(210.1)	(177.7)	(32.4)	18.2
Total financial expenses	(663.7)	(542.8)	(120.9)	22.3
Financial revenues	228.3	330.8	(102.5)	(31.0)
Financial expenses net of revenues	(435.4)	(212.0)	(223.4)	105.4

7.1.1. Financial expenses

Financial expenses grew R$ 120.9 million. The main reasons were:

•         R$ 35.1 million in interest and charges on international loans and financing, due to the higher appreciation of US dollar and the Yen versus the Brazilian Real in 2015 (47.0% and 45.9%, respectively), when compared to the previous year (13.4% and -0.5%, respectively);

•         R$ 53.4 million in interest and charges on domestic loans and financing, especially due to the higher appreciation of the CDI in 2015, in comparison to 2014 (13.2% and 10.8%, respectively); and

•         R$ 32.4 million in other financial expenses, largely due to the greater recognition of interest on works financed through leasing in 2015.

7.1.2. Financial revenues

Financial revenues decreased R$ 102.5 million, largely due to lower interest over instalment agreements held in 2015.

7.2. Monetary and exchange rate variation on assets and liabilities

R$ million
	2015	2014	Chg.	%
Monetary variation on loans and financing	(171.7)	(98.3)	(73.4)	74.7
Currency exchange variation on loans and financing	(1,992.7)	(345.7)	(1,647.0)	476.4
Other monetary variations	(24.3)	(71.2)	46.9	(65.9)
Monetary/exchange rate variation on liabilities	(2,188.7)	(515.2)	(1,673.5)	324.8
Monetary/exchange rate variation on assets	167.6	91.3	76.3	83.6
Monetary/exchange rate variation, net	(2,021.1)	(423.9)	(1,597.2)	376.8

7.2.1. Monetary/currency exchange variation on liabilities

The effect on the monetary/currency exchange variation on liabilities in 2015 was R$ 1,673.5 million, higher than in 2014, especially due to:

•         An upturn of R$ 73.4 million in expenses with monetary variation on loans and financing, due to the increase in the IPCA (Amplified Consumer Price Index) in 2015 compared to 2014 (10.7% and 6.4%, respectively);

•         Negative variation of R$ 1,647.0 million in expenses with exchange rate variation on loans and financing, due to a higher appreciation of the US dollar and the Yen versus the Brazilian Real in 2015 (47.0% and 45.9%, respectively), when compared to 2014 (13.4% and -0.5%, respectively); and

•         R$ 46.9 million decrease in other monetary variation, as a result of the lower provisions for the monetary restatement of lawsuits in 2015, chiefly due to court decisions in favor of the Company.

7.2.2. Monetary/Exchange rate variation on assets

An increase of R$ 76.3 million, especially due to the monetary update on the agreement with the São Paulo State Government, in 2015.

.

8. Income tax and social contribution

Dropped R$ 320.6 million, due to the decrease in taxable income in 2015, versus 2014.

9. Indicators

9.1. Operating

As a result of the water crisis, there was a substantial reduction in the water production volume, down by 13.1% in 2015.

There was also a substantial decline in the index that measures water losses per connection per day (IPDT) which came to 258 liters/connection x day in 2015 versus 319 liters/connection x day in 2014.

This reduction was the result not only of loss control initiatives, but also of the water crisis and the consequent need to reduce the network pressure as a demand management mechanism.

Operating indicators *	2015	2014	%
Water connections (1)	8,420	8,210	2.6
Sewage connections (1)	6,861	6,660	3.0
Population directly served - water (2)	25.5	25.3	0.8
Population directly served - sewage (2)	22.8	22.4	1.8
Number of employees	14,223	14,753	(3.6)
Water volume produced (3)	2,467	2,840	(13.1)
IPM - Measured water loss (%)	29	30	(4.4)
IPDt (liters/connection x day)	258	319	(19.1)
(1) Total connections, active and inactive, in thousand units at the end of the period
(2) In million inhabitants, at the end of the period. Not including wholesale
(3) In million of cubic meters
(*) Unaudited

9.2. Financial

Economic Indexes * (year end)	2015	2014
Amplified Consumer Price Index (IPCA) - %	10.67	6.41
Referential Rate (TR) - %	1.7955	0.8593
Interbank Deposit Certificate (CDI) - %	14.13	11.57
US DOLAR (R$)	3.9048	2.6562
YEN (R$)	0.03243	0.02223
(*) Unaudited

10. Loans and financing

On March 30, 2016, the Company will partially settle the 19th issue of debentures, in the amount of R$ 300 million.

R$ million
INSTITUTION	2016	2017	2018	2019	2020	2021	2022 to 2038	Total
Local market
Caixa Econômica Federal	49.5	54.3	57.9	59.6	61.6	64.7	716.8	1,064.4
Debentures	361.7	891.0	864.9	959.9	397.0	189.1	417.1	4,080.7
BNDES	73.3	79.3	79.2	79.3	61.6	61.1	260.2	694.0
Commercial Leasing	12.0	22.5	23.6	24.9	26.3	28.3	397.3	534.9
Others	0.7	0.7	0.5	-	-	-	-	1.9
Interest and charges	127.9	-	-	-	-	-	-	127.9
Local market total	625.1	1,047.8	1,026.1	1,123.7	546.5	343.2	1,791.4	6,503.8
International market
IADB	149.0	221.4	123.3	123.4	123.4	123.4	1,316.5	2,180.4
IBRD	-	-	-	8.0	15.9	15.9	198.7	238.5
Eurobonds	546.5	-	-	-	1,362.5	-	-	1,909.0
JICA	71.0	72.3	73.7	111.8	111.8	111.8	1,193.2	1,745.6
BID 1983AB	93.5	93.5	92.5	69.1	66.9	30.0	57.6	503.1
Interest and charges	41.2	-	-	-	-	-	-	41.2
International market total	901.2	387.2	289.5	312.3	1,680.5	281.1	2,766.0	6,617.8
Total	1,526.3	1,435.0	1,315.6	1,436.0	2,227.0	624.3	4,557.4	13,121.6

11. Capex

In 2015 the Company invested R$ 3.5 billion, with R$ 2.6 billion in the São Paulo Metropolitan Region and R$ 853 million in the Regional Systems.

2015 Capex

R$ million
Capex by segment	Water	Sewage	Total
Metropolitan Region	1,805.5	822.9	2,628.4
Regional Systems	377.2	476.2	853.4
Total	2,182.7	1,299.1	3,481.8

Capex Plan 2016 – 2020: R$ 12.5 billion

The Capex Plan for 2016 to 2020 is R$ 12.5 billion of which R$ 5.3 billion in water and R$ 7.2 billion in sewage.

R$ million
	2016	2017	2018	2019	2020	Total
Water	1,170	1,208	1,119	852	935	5,284
Sewage Collection	466	917	1,044	1,040	1,061	4,528
Sewage Treatment	164	429	571	704	771	2,639
Total	1,800	2,554	2,734	2,596	2,766	12,450

12. Conference calls

In Portuguese

March 29, 2016

9:30 am (US EST) / 10:30 am (Brasília)

Dial in: 55 (11) 2188-0155

Code: Sabesp

Replay available for 7 days

Dial in: 55 (11) 2188-0400
Code: Sabesp

Click here to access the webcast

In English

March 29, 2016

2:00 pm (Brasília) / 1:00 pm (US EST)

Dial in: 1 (412) 317-5486

Code: Sabesp

Replay available for 7 days

Dial in: 1(412) 317-0088

Code: 10078347

Click here to access the webcast

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement
Brazilian Corporate Law		R$ '000
	2015	2014
Net Operating Revenue	11,711,569	11,213,216
Operating Costs	(8,260,763)	(7,635,599)
Gross Profit	3,450,806	3,577,617
Operating Expenses
Selling	(598,125)	(736,608)
Administrative revenue (expenses)	44,958	(924,359)
Other operating revenue (expenses), net	143,755	(3,488)
Operating Income Before Shareholdings	3,041,394	1,913,162
Equity Result	2,597	(2,453)
Earnings Before Financial Results, net	3,043,991	1,910,709
Financial, net	(464,498)	(289,561)
Exchange gain (loss), net	(1,991,964)	(346,305)
Earnings before Income Tax and Social Contribution	587,529	1,274,843
Income Tax and Social Contribution
Current	(1,226)	(437,417)
Deferred	(50,024)	65,557
Net Income (loss) for the period	536,279	902,983
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	0.78	1.32
Depreciation and Amortization	(1,074,032)	(1,004,471)
Adjusted EBITDA	3,974,268	2,918,668
% over net revenue	33.9%	26.0%

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	12/31/2015	12/31/2014

Current assets
Cash and cash equivalents	1,639,214	1,722,991
Trade accounts receivable	1,326,972	1,034,820
Accounts receivable from related parties	156,155	121,965
Inventories	64,066	66,487
Restricted cash	29,156	19,750
Recoverable taxes	77,828	148,768
Other accounts receivable	156,942	100,664
Total current assets	3,450,333	3,215,445

Noncurrent assets
Trade accounts receivable	182,616	189,458
Accounts receivable from related parties	715,952	102,018
Escrow deposits	76,663	69,488
Deferred income tax and social contribution	128,242	209,478
Water National Agency – ANA	88,368	122,634
Other accounts receivable	140,676	87,286

Investments	28,105	21,223
Investment properties	56,957	54,039
Intangible assets	28,513,626	25,979,526
Property, plant and equipment	325,076	304,845
Total noncurrent assets	30,256,281	27,139,995

Total assets	33,706,614	30,355,440

LIABILITIES AND EQUITY	12/31/2015	12/31/2014
Current liabilities
Trade payables and contractors	248,158	323,513
Current portion of long-term loans and financing	1,526,262	1,207,126
Accrued payroll and related charges	347,976	387,971
Taxes and contributions	107,295	74,138
Interest on shareholders' equitypayable	127,441	214,523
Provisions	631,890	625,092
Services payable	387,279	318,973
Public-Private Partnership – PPP	33,255	38,047
Program Contract Commitments	228,659	189,551
Other liabilities	102,101	101,642
Total current liabilities	3,740,316	3,480,576

Noncurrent liabilities
Loans and financing	11,595,338	9,578,641
Deferred Cofins and Pasep	132,921	129,351
Provisions	450,324	595,255
Pension obligations	2,832,216	2,729,598
Public-Private Partnership – PPP	1,001,778	330,236
Program Contract Commitments	92,055	18,208
Other liabilities	145,060	189,172
Total noncurrent liabilities	16,249,692	13,570,461

Total liabilities	19,990,008	17,051,037

Equity
Capital stock	10,000,000	10,000,000
Earnings reserves	4,069,988	3,694,151
Other comprehensive income	(353,382)	(389,748)
Total equity	13,716,606	13,304,403

Total equity and liabilities	33,706,614	30,355,440

Cash Flow
Brazilian Corporate Law		R$ '000
	2015	2014
Cash flow from operating activities
Profit before income tax and social contribution	587,529	1,274,843
Adjustment for:
Depreciation and amortization	1,074,032	1,004,471
Residual value of property, plant and equipment and intangible assets written-off	52,040	48,248
Allowance for doubtful accounts	2,420	139,589
Provision and inflation adjustment	(4,706)	236,122
Interest calculated on loans and financing payable	474,056	379,489
Inflation adjustment and foreign exchange gains (losses) on loans and financing	2,163,754	443,414
Interest and inflation adjustment losses	27,168	17,900
Interest and inflation adjustment gains	(130,762)	(36,227)
Financial charges from customers	(125,966)	(195,948)
Margin on intangible assets arising from concession	(72,908)	(62,520)
Provision for Consent Decree (TAC)	(15,601)	52,008
Equity result	(2,597)	2,453
Provision from São Paulo agreement	11,252	(23,306)
Provision for defined contribution plan	8,349	8,395
Pension obligations	352,710	289,294
Other adjustments	(6,103)	43,543
GESP Agreement	(696,283)	-
	3,698,384	3,621,768
Changes in assets
Trade accounts receivable	(111,738)	363,343
Accounts receivable from related parties	(2,818)	42,670
Inventories	(550)	(8,699)
Recoverable taxes	70,940	(148,578)
Escrow deposits	35,083	4,528
Other accounts receivable	(9,785)	(47,590)
Changes in liabilities
Trade payables and contractors	(18,314)	(85)
Services received	57,054	19,071
Accrued payroll and related charges	(24,394)	21,037
Taxes and contributions payable	35,947	28,383
Deferred Cofins/Pasep	3,570	(498)
Provisions	(133,427)	(196,157)
Pension obligations	(182,514)	(172,820)
Other liabilities	(47,607)	(6,946)

Cash generated from operations	3,369,831	3,519,427

Interest paid	(710,688)	(603,563)
Income tax and contribution paid	(17,743)	(435,612)

Net cash generated from operating activities	2,641,400	2,480,252

Cash flows from investing activities
Acquisition of intangibles	(2,397,352)	(2,658,857)
Restricted cash	(9,406)	(9,417)
Investment increase	(2,540)	(16)
Purchases of tangible assets	(54,794)	(89,451)
Dividends received	4,612	-
Net cash used in investing activities	(2,459,480)	(2,757,741)

Cash flow from financing activities
Loans and financing
Proceeds from loans	1,303,296	1,258,101
Repayments of loans	(1,292,322)	(529,535)
Payment of interest on shareholders'equity	(202,115)	(467,469)
Public-Private Partnership – PPP	(23,799)	(4,189)
Program Contract Commitments	(50,757)	(38,429)
Net cash generated by (used in) financing activities	(265,697)	218,479

Cash reduce and cash equivalents	(83,777)	(59,010)

Represented by:
Cash and cash equivalents at beginning of the period	1,722,991	1,782,001
Cash and cash equivalents at end of the period	1,639,214	1,722,991
Cash reduce and cash equivalents	(83,777)	(59,010)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 25, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.